FORM 52 - 109FT

CFO Certification of Annual Filings during Transition Period

I, Jeffrey R. Mason, CA, Chief Financial Officer of Amarc Resources Ltd. certify that:

1.	I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings) of Amarc Resources Ltd. (the issuer) for the annual period ending March 31, 2005;

2.	Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3.	Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

/s/ Jeffrey R. Mason	July 25, 2005
Jeffrey R. Mason, CA	Date
Chief Financial Officer